Michael Best & Friedrich LLP
March 21, 2007
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010
Attn: Perry Hindin, Special Counsel

Re:	TomoTherapy Incorporated Amendment No. 1 to Registration Statement on Form S-1 File No. 333-140600

Dear Mr. Hindin:
On behalf of our client, TomoTherapy Incorporated, a Wisconsin corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated March 8, 2007, concerning the above-referenced document and the Company’s initial public offering of securities. For your convenience, the responses by the Company appear in bold and follow the applicable SEC comment. In addition to the responses below, the Company has filed today Amendment No. 1 to its Registration Statement on Form S-1 referenced above (“Amendment No. 1) to address the Staff’s comments. References herein to page numbers are to the pages of Amendment No. 1, unless otherwise indicated.
Prospectus Cover Page
1. Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range. Also, note that we may have additional comments after you include this information.
The Company confirms that any preliminary prospectus circulated will include all non-Rule 430A information.
Graphics
2. If you intend to add graphics to your prospectus please provide us with copies so that we may review them.
The Company has filed with Amendment No. 1 copies of the Company’s artwork for the inside front cover.

United States Securities and Exchange Commission
Division of Corporation Finance
March 21, 2007

Summary, page 1
3. We note from pages 1 and 50 that you include a discussion of net income excluding certain items. Please revise your filing to remove these non-GAAP disclosures or provide the disclosures required by Item 10(e) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
The Company has revised the disclosure on pages 1 and 51 to refer to net income without excluding any items. In order to provide investors with a fuller understanding of the Company’s net income, the Company has indicated separately the two non-cash items that impacted net income.
4. Please provide us independent, objective support for the statements regarding your leadership and market standing. For example, you indicate in the summary and in other parts of your prospectus that your product is “one of the most advanced and versatile radiation therapy systems commercially available” and that your capabilities deliver treatment with “greater speed and precision than competing systems.”
The Company has provided supplementally to the Staff with this response letter a binder containing supporting materials and cross-referencing each of the statements listed below at Tab 4:
•	“...one of the most advanced and versatile radiation therapy systems commercially available for the treatment of a wide variety of cancers.” (Pages 1, 3, 32, 51 and 54)

•	“We believe these capabilities allow the Hi-Art system to deliver sophisticated radiation treatments with greater speed and precision than competing systems performing comparable treatments.” (Pages 1 and 51)

•	“We believe that the integration of our CTrue imaging technology, treatment planning and helical delivery of radiation beams shaped by the MLC enables superior precision in radiation delivery to ensure that the radiation conforms to the patient’s tumor and avoids sensitive structures.” (Pages 3 and 55)

•	“We believe that the Hi-Art system allows clinicians to more easily and rapidly scan, plan and treat cancer patients compared to competing systems performing similar treatments.” (Pages 3 and 55)

•	“The Hi-Art system is the only commercially available radiation therapy system offering integrated quantitative CT imaging capabilities, which depict the density of tumors and healthy tissue more accurately than traditional radiation therapy systems.” (Pages 3 and 54)

•	“Our integrated megavoltage computerized tomography, or MVCT, which we market as our CTrue technology, enables quantitative imaging and delivers less radiation during the imaging process compared to the imaging technologies used by other commercially available radiation therapy systems.” (Page 54)

United States Securities and Exchange Commission
Division of Corporation Finance
March 21, 2007

5. Please provide us with support for the market data you have included in yow prospectus. Clearly mark the relevant sections that support the data you have included and the page number of your prospectus where such data has been used. Also tell us whether the sources of the cited data have consented to your use of their names and data and whether any of the reports were commissioned by you or prepared specifically for your use.
The Company has provided supplementally to the Staff with this response letter a binder containing supporting materials and cross-referencing each of the statements listed below at Tab 5:
•	According to the World Health Organization, in 2005 there were approximately 24.6 million people worldwide living with cancer and an estimated 7.6 million cancer deaths, accounting for 13% of all deaths worldwide. The World Health Organization estimates that approximately 10.9 million new cases of cancer are diagnosed globally each year. (Pages 2 and 52)

•	The National Cancer Institute estimates that nearly 50% of cancer patients in the United States are treated using radiation therapy. Currently, the most common type of radiation therapy is external beam radiation therapy, in which patients are treated with high-energy radiation generated by medical equipment external to the patient. (Pages 2 and 52)

•	Approximately 90% of patients treated with radiation therapy in the United States receive external beam radiation generated by a device called a linear accelerator. (Page 1, 2, 52)

•	According to industry sources, there are over 7,500 linear accelerator-based radiation therapy systems in use for medical purposes worldwide. Linear accelerators represent the largest product segment by expenditure within the global radiation therapy equipment market, which totaled approximately $2.0 billion in 2006. (Page 52)

•	For example, there are currently approximately 13 linear accelerators per million population in the United States compared to less than one per million population in India or China. (Page 52)

•	Linear accelerators represent the largest product segment by expenditure with the global radiation therapy market, which totaled approximately $2.0 billion in 2006. (Pages 2 and 52)
As noted above and referenced in Amendment No. 1, the Company has used data from the World Health Organization and the National Cancer Institutes. This data is available from public sources and the consent of the governmental or non-governmental organizations that publish the data is not required. The Company has also used data from the August 2006 Radiation Therapy Equipment Report by Global Industry Analysts, Inc. This report was purchased by the Company and as a condition to its public use, the Company is required to receive the consent of Global Industry Analysts, which it has duly done. This report was not specifically

United States Securities and Exchange Commission
Division of Corporation Finance
March 21, 2007

prepared for use by the Company. The Company notes that the “consent” received from Global Industry Analysts is not a consent of the nature referred to in Section 7(a) of the Securities Act. Consistent with customary practice in similar offerings, neither Global Industry Analysts, nor any of the other sources quoted are “experts” within the meaning of the Securities Act.
6. In the forepart of the prospectus, including the summary and the risk factors, please limit the use of technical jargon and terms that may not be familiar to investors, including terms and abbreviations such as “ring gantry,” “linear accelerator,” “C-Arm,” “helical delivery pattern,” “radiation beam-shaping technology,” and “Multi-leaf Collimator.” Where you believe it is essential to use technical terms and abbreviations, please define them when you use them.
The Company advises the Staff that after reviewing carefully the forepart of the prospectus, including the summary and risk factors, the Company believes that the technical terms included in the prospectus are necessary for an investor to have a complete understanding of the Company’s product. Accordingly, the company has revised the forepart of the prospectus included in Amendment No. 1 to explain and define essential technical terms at first use and has made conforming changes throughout the prospectus.
Special Note Regarding Forward Looking Statements, page 25
7. We note your reference to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. As these provisions are not applicable to initial public offerings, please remove such reference.
The Company notes that it has disclosed on page 25 of its prior filing that the statement in the prospectus are excluded from the Private Securities Litigation Reform Act of 1995. In response to the Staff’s comment, the Company has revised its disclosure regarding the Private Securities Litigation Reform Act of 1995 on page 25 of Amendment No. 1 to expressly state that such act does not apply to statements made in the prospectus.
Capitalization, page 27
8. In order to enhance an investors understanding of the separate events that will impact your equity in connection with this offering, please revise the capitalization table to include two separate “pro forma” columns. The first “pro forma” column should reflect the impact of the automatic conversion of your securities upon the completion of the IPO. The second column, “pro forma, as adjusted,” should reflect the combined effects of the issuance and sale of your common stock and the automatic conversion of your securities upon the completion of the IPO. Please note this comment also applies to your disclosures on pages 7 and 28.
The Company has revised its capitalization table on page 27 of Amendment No. 1 and has revised its disclosures on pages 7, 28 and 29 of Amendment No. 1 in response to the Staff’s comment.

United States Securities and Exchange Commission
Division of Corporation Finance
March 21, 2007

9. Further to the above, please explain to us why you excluded the 947,552 shares of contingent issuable shares of common stock from your pro forma column within your capitalization table even though you presented these shares as outstanding within your September 30, 2006 pro forma balance sheet on page F-3.
The Company has revised the capitalization table and accompanying text on page 27 of Amendment No. 1 to include the issuance of the 947,552 shares of common stock.
Dilution, page 28
10. Confirm whether the total dilution per share to new investors disclosed at the bottom of page 29 includes your issuance of the 947,552 shares of common stock in February 2000 pursuant to the investment agreement for Series A preferred stock. Revise the paragraph to make this clear. Please also provide a table similar to that provided at the bottom of page 28 to show the effects of dilution if the shares listed in the bullet points at the bottom of page 28 and top of page 29 were included in your dilution calculation.
The Company has added an additional table to the Dilution Section on page 29 of Amendment No. 1 to include the issuance of the 947,552 shares and has modified the text accordingly.
Results of Operations, page 36
Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2006, page 36
11. Please revise to discuss uncertainties surrounding the realization of the deferred tax asset as of September 30, 2006 and material assumptions underlying your determination that the net asset would not be realized as of December 31, 2004 and 2005 and would be partially realized as of September 30, 2006. If the asset’s realization is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions, describe these assumed future events, quantified to the extent practicable, in the MD&A. For example, disclose the minimum annualized rate by which taxable income must increase during the NOL carry forward period if realization of the benefit is dependent on taxable income higher than currently reported. Also, if significant objective negative evidence indicates uncertainty regarding realization of the deferred asset, identify the countervailing positive evidence relied upon by management in its decision not to establish a full allowance against the asset.
The Company has expanded its discussion on pages 37 of Amendment No. 1 in response to the Staff’s comments.
The Company advises the Staff that the weight given to the potential effect of negative and positive evidence was commensurate with the Company’s ability to objectively verify it. For the years ended December 31, 2004 and 2005, the Company had a significant three-year cumulative loss. Although the Company had net income in each of those years, it was only marginally profitable. These factors

United States Securities and Exchange Commission
Division of Corporation Finance
March 21, 2007

were given greater weighting since they could be measured objectively. Conversely, there was not enough positive evidence to conclude that the valuation allowance could be reduced at that time.
The Company reached a similar conclusion with respect to its analysis of the negative and positive evidence in the first quarter of 2006, when it once again generated a small amount of income. To determine the appropriate level of valuation allowance at June 30, 2006, the Company considered projected revenues and net income and the likelihood of achieving our projections over the following five years. The Company noted positive evidence from the second quarter of 2006 included an increase in its revenues and greater visibility into its projected financial performance in 2007 due to the number of orders received and the size of our backlog. Based on this calculation, the Company determined that it was appropriate to release a portion of the valuation allowance.
The Company completed a similar analysis during the third and fourth quarters of 2006. It considered objective positive evidence to be the number of systems sold, and related profit margins, as well as three years of net income and significant year-over-year growth in taxable income. In addition, the Company believes that it continued to have greater visibility regarding its projected performance in 2007 due to the number of order received and the size of our backlog. As a result of these developments, the Company determined that the valuation allowance could be reduced further and a majority of the remaining allowance was released by the end of 2006.
The Company’s taxable income in 2006 was $8.7 million. If the Company maintains this level of net income in future fiscal years, the Company would expect to utilize our federal net operating loss carryforwards in two years or a shorter period if our net income increases further.
12. In this regard, we note from page F-21, that you recorded a full valuation allowance of $13.1 million under SFAS 109 as of December 31, 2005 due to “[c]umulative losses incurred as of December 31, 2004 and 2005.” On that page you also disclose that during the nine months ended September 30, 2006, you anticipated that approximately $5.5 million of deferred tax assets were more likely than not to become realized “as a result of the history of earnings and future forecasts.” Since you continued to have cumulative losses as of September 30, 2006 and since you had net income in 2004 and 2005, it is not clear from your disclosure why you reversed a portion of your deferred tax asset valuation allowance in the third quarter of fiscal 2006. Nor is it clear why you continue to reflect a full valuation allowance as of December 31, 2005.
The Company has expanded its discussion on pages F-20 and F-21 of Amendment No. 1 in response to the Staff’s comments.

United States Securities and Exchange Commission
Division of Corporation Finance
March 21, 2007

Operating Capital and Capital Expenditure Requirements, page 43
13. Please quantify the period of time you are referring to when you indicate that you believe your current cash and cash equivalents, along with the cash you expect to generate from operations and from your net proceeds from this offering will be sufficient to meet your anticipated cash needs for working capital and capital expenditures for the foreseeable future.
The Company has included the information requested by the Staff on pages 16 and 43 of Amendment No. 1.
Critical Accounting Policies and Estimates, page 44
14. We note that you record your warrants to purchase preferred stock at fair value and that you adjust the carrying value of your Series A, B, C, and D preferred stock to redemption value which is the greater of the original purchase price plus accrued dividends or the current fair value of your preferred stock. Please revise this section to include an enhanced discussion of the methodology and significant estimates used to value any of the instruments you carry at fair value.
The Company has revised its disclosure on page 47 of Amendment No. 1 in response to the Staff’s comment.
15. We note that you refer to using the valuation of an independent third party when determining fair value of certain of your equity instruments. Please revise the filing to name the independent valuation expert in the Experts section and to include its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.
The Company has revised the Experts section on page 118 of Amendment No. 1 to include the name of the independent valuation expert referenced in the prospectus. In addition, the Company has filed the Consent of such expert as Exhibit 23.3 to the Registration Statement.
16. Please disclose the aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range. Please also discuss each significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during the twelve months prior to the date of the most recent balance sheet.
The Company has revised its disclosure on page 48 of Amendment No. 1 in response to the Staff’s comment. Please also see the Company’s response to comment 50.
Competition, page 61
17. Explain why you compete with Accuray Incorporated and BrainLAB AG to a lesser extent than the other competitors listed in this section.
The Company has revised its disclosure on page 61 of Amendment No. 1 in response to the Staff’s comment. The Company believes that it markets its

United States Securities and Exchange Commission
Division of Corporation Finance
March 21, 2007

product to different customers than those targeted by Accuray Incorporated (“Accuray”) and BrainLAB AG (BrainLAB). In general, the products and services of Accuray and BrainLAB focus on the stereotactic radiosurgery market, which is a subset of the larger radiation therapy market. As a result, Accuray and BrainLAB primarily market and sell their equipment and services to neurosurgeons. The Company primarily markets and sells its equipment and services to radiation oncologists. At this time, the Company does not have a marketing program specifically focused on neurosurgeons. Therefore, it seldom competes in the marketplace with either Accuray or BrainLAB.
Management, page 69
18. We note you only disclose the year each director commenced serving. Please disclose what month each director was appointed.
The Company has revised its disclosure on pages 70 through 73 of Amendment No. 1 in response to the Staff’s comment.
Compensation Discussion and Analysis, page 76
19. We note your disclosure that SCG considered “comparable companies in both the medical devices industry and generally” in reviewing your compensation for 2006. We also note your disclosure that your compensation committee reviews and approves stock option awards to executive officers based on a review of competitive compensation data. Please provide more specific information, including the identity of the comparable companies, the contents of the competitive compensation data and why your compensation committee used as an approximate benchmark for both the base salary of and equity incentive awards made to your named executive officers the median level of salaries of and awards made to other executive officers in comparable companies. Also disclose, if applicable, whether the amount of targeted bonuses were determined using a formula and whether the committee’s determination considered bonuses paid to executive officers of comparable companies.
The Company has revised the “Role of Compensation Experts” section on page 76 of Amendment No.1 to disclose that approximately 340 comparable companies were reviewed by SCG and that SCG used data from those companies based on similar job responsibilities and revenue levels.
The Company does not believe that identification of each comparable company would be beneficial to investors, due to the large number of companies reviewed.
The compensation committee selected the median level for salaries and equity incentive awards after reviewing all of the data in the SCG report. That was the committee’s conclusion and there is no additional reason beyond the committee’s conclusion. The Company has revised its disclosure on pages 78 and 79 to further clarify that the committee made its decision based on the report.
The Company has revised its disclosure on pages 78 and 79 to disclose the formula used for targeted bonuses.

United States Securities and Exchange Commission
Division of Corporation Finance
March 21, 2007

20. We note Dr. Robertson’s significant role in the compensation process. Please disclose how Dr. Robertson’s compensation is determined.
The Company has revised its disclosure on page 77 to clarify that the compensation committee determined Dr. Robertson’s compensation without Dr. Robertson’s input and after reviewing the SCG study.
Elements of Compensation, page 77
21. We note you state you have not determined “specific targets for the percentage of compensation represented by salary, equity and/or bonus.” Yet you also state that you “expect to provide a greater portion of total compensation to our executives through our stock compensation plans than through cash-based compensation.” Please disclose any other general targets for the percentage of compensation represented by the different compensation elements.
The Company has not yet determined any other general targets for the percentage of compensation represented by the different compensation elements.
Base Salaries, page 77
22. Please explain how you determined the amount of Mr. Hughes sales commission for each system sold.
The Company advises the Staff that Mr. Hughes’ commission was based on an increasing dollar amount earned for each Hi-Art system order received above a designated minimum number. That total amount was then adjusted up or down depending on the average selling price of all Hi-Art systems ordered during 2006. The Company has provided supplementally to the Staff with this response letter a tabular presentation of the factors applicable to the determination of Mr. Hughes’ commission.
The Company advises the Staff that the incentive arrangement between the Company and Mr. Hughes terminated on December 31, 2006.
Bonuses, page 77
23. You disclose that the executive officers’ bonuses were determined based solely on achievement of predetermined range of revenue and operating income targets. Please discuss these targets with greater specificity.
The Company has included the requested disclosure on page 78 of Amendment No. 1.
Employment Agreements, page 85
24. Please indicate the time period covered by the employment agreements, if applicable. Also clarify whether the change in control arrangements are part of those agreements, or separate agreements, as we note you have not filed the agreements as exhibits yet.

United States Securities and Exchange Commission
Division of Corporation Finance
March 21, 2007

The Company has included the requested disclosure on pages 89 and 90 of Amendment No. 1. The Company will file the agreements as exhibits with Amendment No. 2. The Company notes that new employment agreements are being entered into which will supersede the previous agreements. The new agreements are summarized in Amendment No. 1 but have not yet been executed.
Director Compensation, page 86
25. If your directors receive a $20,000 annual retainer, please tell us why some directors have received less than this amount.
The Company advises the Staff that a number of factors affect the fees received by each of our board members, such as the level of meeting fees and service on committees. In 2006, each of our board members received $2,000 per board meeting and $500 per committee meeting. In July 2006, the Company adopted an annual retainer of $20,000 payable in equal quarterly payments of $5,000. Each director received a portion of the annual retainer only during the third and fourth quarters of 2006. As a result, no director received the full amount of the retainer in 2006.
Principal and Selling Shareholders, page 88
26. Please identify all individuals by name holding beneficial ownership of the entities described in the table.
The Company has made the requested disclosures on pages 93-96 of Amendment No. 1.
27. Please tell us whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer.
The Company is still in the process of determining which shareholders will be selling shareholders in the offering. As a result, the Company will disclose whether any of the selling shareholders are broker-dealers in a subsequent filing.
28. Please describe the transactions in which each selling shareholder acquired the offered shares. Include the date of the transaction and the consideration paid.
In many cases, the selling shareholder acquired the offered shares over a period of several years. The Company does not believe that disclosure of each of those transactions is required pursuant to Regulation S-K, nor would it provide information that is useful to an investor. The Company notes that it has disclosed on page 96 background information about the Company’s financing transactions and specific information regarding each greater than 5% shareholder that acquired shares from the Company during the last three fiscal years.
License Agreement with Wisconsin Alumni Research Foundation, page 92

United States Securities and Exchange Commission
Division of Corporation Finance
March 21, 2007

29. You disclose that the WARF license is “exclusive” except for certain rights granted to a third party prior to the execution of the license which may not be broadened or renewed. Disclose whether this third party is currently a competitor of yours or whether the scope of the license granted to such third party would enable it to market and sell radiation therapy systems.
The Company has made the requested disclosures on page 97 of Amendment No. 1.
Issuance of Contingent Common Stock, page 93
30. Please explain why the board approved the immediate issuance of the 947,552 shares of common stock given the original condition that such shares were to be issued upon closing of your initial public offering.
The 947,552 shares were to be issued no later than the Company’s initial public offering. Because the number of shares was determinable, and because the shares were to be issued for no additional consideration, the Company agreed to waive the conditions to issuance included in the Series A Investment Agreement, making the shares immediately issuable by the Company in its discretion.
Rights of Appointment, page 93
31. Please identify the individuals appointed to the board under these arrangements so that it is clear which director was appointed by which investor.
The requested disclosure has been made on page 99 of Amendment No. 1.
32. Also, please confirm that following closing of this offering, no observers previously appointed will be entitled to attend meetings of your board of directors.
The Company confirms that following closing of this offering, no observers previously appointed will be entitled to attend meetings of its board of directors. The Company has disclosed this fact on page 99 of Amendment No. 1.
Cudahy Aircraft Agreements, page 95
33. Please update this disclosure to a date more recent than September 30, 2006.
The Company has updated the disclosure on page 100 of Amendment No. 1 to February 28, 2007.
Index to Consolidated Financial Statements, page F-1
34. Please revise to include updated financial statements and related disclosures in your filing to comply with Rule 3-12 of Regulation S-X.
The Company has updated its financial statements and related disclosures to comply with Rule 3-12 of Regulation S-X.

United States Securities and Exchange Commission
Division of Corporation Finance
March 21, 2007

Note A. Summary of Significant Accounting Policies, page F-8
35. Please note that the information included in the first paragraph on page F-8 is included in audited financial statements and should not include marketing terms that have not been audited by your independent public accountants.
The Company has removed the marketing terms and the revised disclosure appears on page F-8 of Amendment No. 1.
36. We note on page 11 and throughout the filing that you have entered into collaboration agreements with hospitals, cancer treatment centers, and academic institutions. With a view towards disclosure, please tell us the significant terms of these agreements and how you are accounting for them.
The Company has revised the disclosure on F-13 in response to this comment to clarify the accounting for our research collaboration agreements.
The Company advises the Staff that its collaboration agreements primarily relate to company sponsored research agreements with terms of one to two years and renewable annual payments typically less than $100,000. The Company maintains all rights to any intellectual property developed based upon these research agreements and records these payments as research and development expenses.
Pro Forma Shareholders’ Equity (Deficit), page F-8
37. Please remove this presentation, or tell us why it is appropriate given the terms for conversion upon an IPO disclosed on page F-23. In any case, please revise throughout the document to clarify that the conversion is conditional and not automatic upon an IPO.
The Company respectfully refers the Staff that based upon Reg 210.11-01; Part 8 of Regulation S-X pro forma financial information shall be furnished when the following conditions exists: (8) “Consummation of other events or transactions has occurred or is probable for which disclosure of pro forma financial information would be material to investors.” The Company believes that the presentation is appropriate because it is probable that the conversion upon IPO will occur.
The Company has revised the disclosure on page F-8 and throughout the document to indicate the terms of the conversion and the probability of occurrence.
Cash and Cash Equivalents, page F-9
38. Please revise so that, in addition to having short-term maturities, cash equivalents are also highly liquid investments consistent with paragraph 8 of SFAS 95.
The Company has revised the disclosure on page F-8 of Amendment No. 1 in response to the Staff’s comments.

United States Securities and Exchange Commission
Division of Corporation Finance
March 21, 2007

Warranty Cost, page F-11
39. Please revise your reconciliation, consistent with paragraph 14(b) of FIN 45, to include separate amounts for (a) the aggregate reductions in the liability for payments made under the warranty, (b) the aggregate changes in the liability for accruals related to product warranties issued during the reporting period, and (c) the aggregate changes in the liability for accrual relating to preexisting warranties.
The Company has revised the disclosure on page F-11 of Amendment No. 1 in response to the Staff’s comments.
Revenue Recognition, page F-12
40. We note that you recognize revenue upon shipment for distributor sales to distributors who are certified to provide installation, testing, training, and post-installation warranty services to end customers. Please tell us why you recognize revenue upon shipment for your distributors based upon their certification status. Discuss your consideration of SAB Topic 13. Within your discussion, please explain to us if you would have any obligations to the end customer if your distributors failed to install, train, or provide the post-warranty obligation to the end-customer.
The Company has revised the disclosure on page F-11 in response to this comment to clarify that sales to distributors are recognized in accordance with the requirements of SAB Topic 13 and more specifically SAB No. 104, Revenue Recognition.
Based upon its distribution agreements, the Company has no contractual obligations to the end customer if the distributor fails to install, train, or provide the post-warranty obligation to the end customer. Although the Company has no contractual obligation to the end customer, it believes that it is appropriate to establish a sufficient history with its distributors, i.e., through its certification process, to mitigate any risk that the distributor would not be capable of fulfilling its responsibility to the end customer. In addition, the distribution agreements do not allow for any rights of return or refund to the distributor once title has passed.
41. Further to the above, we note that you recognize revenue for software arrangements involving multiple elements in certain instances when the evidence of vendor specific objective evidence exists for all undelivered elements but does not exist for all delivered elements using the residual method. Please tell us and revise your filing here and within your critical accounting policies within MD&A to explain if the fair value of all of the undelivered elements for these software arrangements is less than the fair value of the arrangement fee. Refer to paragraph 6(b) of SOP 98-9.
The Company has revised the disclosure on page F-13 and on page 45 in MD&A to clarify the Company’s policy with regard to paragraph 6(b) of SOP 98-9 that, in addition to the other criteria, the fair value of all of the undelivered elements must be less than the arrangement fee.
Stock-based compensation, page F-14

United States Securities and Exchange Commission
Division of Corporation Finance
March 21, 2007

42. Please revise your filing to remove the pro forma stock disclosures for those prior reporting periods in which you used the minimum value method to determine the fair value of your stock options under APB 25 and SFAS 123. Refer to the guidance in paragraph 85 of SFAS 123(R).
The Company has revised the disclosure on F-14 to remove the pro forma stock disclosures in which the minimum value method was used in accordance with paragraph 85 of SFAS No. 123(R).
Net Income (Loss) per Share of Common Stock, page F-16
43. Please address the following:
•	Please revise your filing to remove your pro forma basic and diluted net income (loss) per share disclosures related to the year ended December 31, 2003 and 2004 and the nine months ended September 30, 2005 or alternatively please explain to us why you provided this information and how it complies with Article 11 of Regulation S-X.
•	Please revise your filing to label the “‘historical outstanding anti-dilutive securities not included in diluted earnings per share calculation” as “pro forma outstanding anti-dilutive securities not included in diluted earnings per share calculation.”
The Company has revised the disclosure on F-16 to remove the pro forma basic and diluted net income (loss) per share disclosures for all periods except the year ended December 31, 2006. In addition, the Company has revised the label from “historical outstanding anti-dilutive securities not included in diluted earnings per share calculation” to “ pro forma outstanding anti-dilutive securities not included in diluted earnings per share calculation”.
Segment Information, page F-18
44. Please revise your filing to disclose the basis for determining revenue from external customers in your geographic regions consistent with paragraph 38(a) of SFAS 131.
The Company has disclosed the requested information on page F-17 of Amendment No. 1.
Note E. Temporary Equity and Shareholders’ Equity Deficit, page F-22
45. Please reconcile the pro forma number of shares of common stock to be outstanding after the offering of 27,638,801 shown on page 5 with the pro forma number of shares of common stock issued and outstanding as of September 10, 2006 of 26,036,647. If applicable, please include the disclosures required by paragraph 41 of SFAS 128.
The Company has revised the disclosure on page 5 to provide the requested reconciliation and has added disclosure on F-23 and F-24___to disclose the issuance of 1,255,997 shares of common stock related to the exercise of stock options in 2007 and 290,040 shares of preferred stock related to the exercise of

United States Securities and Exchange Commission
Division of Corporation Finance
March 21, 2007

preferred stock warrants.
Redeemable Convertible Preferred Stock, page F-22
46. Please tell us and disclose the method and significant assumptions used to determine the fair value of your preferred stock as of each reporting date.
The Company has revised the disclosure on page F-20 to describe the method and significant assumptions used to determine the fair value of the preferred stock at December 31, 2005 and 2006.
Additionally, the fair value of the Company’s preferred stock was determined at each reporting date by consideration of sales of preferred stock to third-parties or by reliance on valuations prepared by an independent valuation firm. The independent valuation prepared as of December 31, 2006 was prepared using the methodology favored by the guidelines of the American Institute of Certified Public Accountants titled “Valuation of Privately-Held Company Equity Securities Issued as Compensation”.
Warrants, page F-24
47. Please tell us and disclose the method and significant assumptions used to determine the fair value of the warrants.
The Company has revised the disclosure on page F-22 to describe the method and significant assumptions used to determine the fair value of the warrants at December 31, 2005 and 2006.
The Company advises the Staff that the fair value of the Company’s warrants was determined using the Black-Scholes option pricing model. The key assumptions used in Black-Scholes option pricing model for Series A and Series D at December 31, 2006 were a term equal to the contractual term of 60 days and two years, respectively; volatility of 27% and 43%, respectively; risk free rate of 5.0% and 4.8%, respectively; no dividend yield and a fair value $11.84 and $11.65, respectively. The key assumptions used in Black-Scholes option pricing model for Series A and Series D at January 1, 2006 were a term equal to the contractual term of one and two years, respectively; volatility of 44% and 49%, respectively; risk free rate of 4.4% and 4.3%, respectively; no dividend yield and a fair value $9.20 and $8.48, respectively.
48. Please disclose whether the warrants will become exercisable for common stock, instead of preferred stock, upon the completion of the offering. Please also discuss any implications to your accounting under SFAS 150-5.
From your disclosure on page F-23, we note that the warrants, in addition to being exercisable for redeemable preferred stock, were also puttable to the company at fair value. Please tell us how you considered this term, prior to your adoption FSP 150-5, in determining that the warrants

United States Securities and Exchange Commission
Division of Corporation Finance
March 21, 2007

were properly recorded as equity. Cite the accounting literature upon which you relied and how you applied that literature to your facts and circumstances.
The Company has revised the disclosure on page F-22 to clarify that the warrants will become exercisable for common stock, rather than preferred stock, upon completion of the offering. In addition, the Company has revised its disclosure to clarify that the Company’s warrants are not puttable to the Company, only the underlying preferred stock upon exercise of the warrants.
In addition, upon the warrants becoming exercisable into common stock rather than preferred stock, the Company will reclass the liability recorded at that time to additional paid-in capital as the underlying stock will no longer be subject to redemption.
Contingent Common Shares, page F-24
49. We note that you will issue 987,552 common shares of common stock to the Series A preferred shareholders and that you will record the fair value of the shares when it is probable that the company will be sold or an IPO will occur. Please tell us and revise your filing to disclose the conditions under which the holder would receive these shares and why you will record the fair value of these shares when it is probable that the company will be sold or an IPO will occur. Cite the accounting literature relied upon in reaching your conclusion and explain how you applied that literature to your facts and circumstances.
The Company has revised the filing on page F-24 to indicate that the accounting will not require the recording of the shares at fair value based upon when the shares become probable of being issued.
Upon further review the contingent shares related to the series A preferred shares are determined to be an imbedded feature and not considered freestanding. Based on the guidance in EITF 01-6 and EITF 00-19, the Company determined that the imbedded feature would be indexed to its own stock and classified in shareholders’ equity if freestanding. As such, the imbedded feature would not be bifurcated from the Series A preferred shares. The Company has considered the accounting for contingent conversion options in convertible debt instruments as outlined in Issue 2 of EITF 00-27 and determined it appropriate to follow this guidance in accounting for the contingent share feature. Although in some circumstances shares could be issued to the holders of the Series A preferred stock without the holders converting their Series A preferred stock, in many circumstances the holders would be required to convert upon an IPO. As this contingent provision is most similar to an adjustment of a conversion option based on a contingent event, the Company determined that the accounting guidance in Issue 2 of EITF 00-27 is the correct treatment.
Note F. Stock Options, page F-24
50. Please note that we are deferring any final evaluation of stock compensation until the estimated offering price is specified, and we may have further comments in that regard when you file the amendment containing that information.

United States Securities and Exchange Commission
Division of Corporation Finance
March 21, 2007

Please provide us with a schedule for your stock options showing in chronological order, the date of grant, optionee, number of options granted, exercise price, and the fair value of the underlying shares of common stock for the options issued within the year preceding the contemplated IPO. Please indicate the compensation recorded for each of these issuances and reconcile to the amounts recorded in the financial statements. Tell us the objective evidence and analysis which supports your determination of the fair value at each grant and stock issuance date. Discuss the nature of any events which occurred between the dates the options were granted and the date the registration statement was filed. In addition, provide details of estimated pricing information from the underwriters and indicate whether this was considered in determining estimated fair value of the stock and options issued.
The Company’s schedule of stock option grants is provided supplementally to the Staff with this Response Letter at Tab 50.
The Company advises the Staff that the fair value of the stock issued and the exercise price of options granted were based on the valuations performed by an independent third party valuation firm and third party transactions. Accordingly, the Company has not included a discussion of the objective evidence and analysis supporting determination of fair value at each grant and stock issuance date or a discussion of any events which occurred between the grant dates and the date the Registration Statement was filed.
51. For options granted during the twelve months prior to the date of the most recent balance sheet, please disclose the following in the notes to your financial statements:
•	For each grant date, the number of options granted, the exercise price, the fair value of your common stock, and the intrinsic value (if any) per option
•	If the valuation specialist was a related party, please disclose that fact
•	Whether the valuation was contemporaneous or retrospective
The Company has disclosed the requested data beginning on page F-25 of Amendment No. 1.
Undertakings
52. Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include these undertakings.
The Company has included the above-referenced undertakings on page II-5 of Amendment No. 1.
Exhibits
53. Please tell us where you have filed your manufacturing agreements for your gantry and couch components.

United States Securities and Exchange Commission
Division of Corporation Finance
March 21, 2007

The Development and OEM Supply Agreement, between Analogic Corporation and the Company, was previously filed on February 12, 2007 as Exhibit 10.11 to the Registration Statement.
54. To the extent required by Item 601(b)(10) of Regulation S-K, please file your distributor and research collaboration agreements as exhibits.
The Company has reviewed again each of its distributor and research collaboration agreements in light of the Staff’s comment and concluded that none of such agreements are required to be filed pursuant to Item 601(b)(10) of Regulation S-K because they were entered into in the ordinary course of business and: (i) no director, officer, promoters voting security holders named in the registration statement or underwriters are a party thereto, and (ii) the Company’s business is not substantially dependent, individually or in the aggregate, on such agreements.
For example, while the Company’s distributors in the aggregate accounted for 21% of our revenues in 2006, no single distributor accounted for more than 10% of the Company’s revenue in 2006. Likewise, no single research collaboration is essential to the overall success of its business. While the Company expects to benefit from these relationships, its business is not dependent on one or all of such agreements continuing to be in effect.
55. We note your reference to an application for confidential treatment. We will review and provide any comments related to your request separately. Comments must be resolved and your application must be complete before we may accelerate the effective date of your registration statement.
We look forward to responding to any comments that you may have.

United States Securities and Exchange Commission
Division of Corporation Finance
March 21, 2007

Any comments or questions regarding the foregoing should be directed to the undersigned at (414) 225-2752 or Marcia Y. Lucas at (414) 270-2739. Thank you in advance for your cooperation in connection with this matter.
Sincerely,
Michael Best & Friedrich LLP
/s/   Geoffrey R. Morgan
by:  Geoffrey R. Morgan